EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Inland Real Estate Corporation:
We consent to the incorporation by reference in the registration statements (No. 333-128624) on Form S-8 and (Nos. 333-160582 and 333-181164) on Form S-3 of Inland Real Estate Corporation of our reports dated February 28, 2013, with respect to the consolidated balance sheets of the Inland Real Estate Corporation as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2012 and the related financial statement schedule III, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10-K of the Inland Real Estate Corporation.
/s/ KPMG LLP

Chicago, Illinois
February 28, 2013